FORM 4
                              STATEMENT OF
                     CHANGES IN BENEFICIAL OWNERSHIP

  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instruction 1(b).

 1.  Name and Address of Reporting Person
     (Last)    Orr, Jr.
     (First)   San
     (Middle)  W.
     (Street)  500 Third Street, Suite 602
     (City)    Wausau
     (State)   Wisconsin
     (Zip)     54403

 2.  Issuer Name and Ticker or Trading Symbol
     (Issuer Name)       Wausau-Mosinee Paper Corporation
     (Ticker or Trading Symbol) WMO

 3. I.R.S. or Social Security Number of Reporting Person (Voluntary) (I.D. Number) ###-##-####

 4.  Statement for Month/Day/Year
     (Month/Day) November
     (Year)    2002

 5.  If Amendment, Date of Original (Month/Day/Year)
     (Month/Day)
     (Year)

 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X
     X    (Director)
     X    (Officer, give title below)
           Chairman of the Board
          (10% Owner)
          (Other, specify below)


 7.  Individual or Joint/Group Filing (Check Applicable Line)
     X
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person

  TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED

                                                                     5. Amount of
                                                     4. Securities      Securities
                          2A. Deemed                    Acquired (A)    Beneficially
             2. Trans-    Execution     3.Trans-        or Disposed     Owned         6. Ownership 7. Nature of
             action       Date, if any    action        of (D)          Following        Form:        Indirect
 1.Title of  Date(Month/  (Month/Day/     Code          (A) or          Reported         Direct(D) or Beneficial
 Security    Day/Year)     Year)       Code    V    Amount  (D)   Price Transactions(s)  Indirect(I)  Ownership
 No                                                                     303,141          I            Trustee of
 Par                                                                                                  trust f/b/o
 Value                                                                                                reporting
 Common                                                                                               person
 Stock



  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
               (E.G., puts, calls, warrants, options, convertible securities)
                                                                5. Number of
                                                                Derivative
             2. Conversion              3A. Deemed              Securities
 1. Title    or Exercise                Execution    4.Trans-   Acquired (A)    6. Date Exercisable and
     of      Price of   3. Transaction  Date, if any   action   or Disposed of        Expiration Date
 Derivative  Derivative    Date (Month/ (Month/Day/    Code          (D)             (Month/Day/Year)
 SECURITY    SECURITY      DAY/YEAR)    YEAR)       CODE    V    (A)       (D)  DATE EXERCISABLE EXPIRATION DATE
 Common      1 for 1       11/15/02                  A      V    235.6536        (1)              (1)
 Stock
 Equivalent
 Units

 Common      17.386                                                              6/16/93          12/15/12
 Stock        8.97                                                              10/19/01            8/6/20
 (Right       8.97                                                              10/19/01            8/6/20
 to Buy)

  TABLE II CONTINUED - Derivative Securities Acquired, Disposed of or
                       Beneficially Owned
              (E.G., puts, calls, warrants, options, convertible securities)

 7. Title and Amount of                                                  10. Ownership
     Underlying Securities                  9. Number of Derivative    Form of Derivative
                     Amount or   8. Price of Securities Beneficially       Securities
                     Number of    Derivative   Owned Following         Beneficially Owned 11. Nature of Indirect
 TITLE                  SHARES      SECURITY  REPORTED TRANSACTION(S)   AT END OF MONTH      BENEFICIAL OWNERSHIP
 Common Stock        235.6536     10.48       29,290.4047              D

 Common Stock                                  91,668                  D
 Common Stock                                 100,000                  D
 Common Stock                                  15,000                  D

 Explanation of Responses:
 (1) Stock equivalent units accrued under the Wausau-Mosinee Paper Corporation Deferred Compensation Plan for Directors; the value of the units is paid in cash at director's termination of service.
                    /S/ SAN W. ORR, JR.                      12/03/02
                       Signature of Reporting Person         Date